November 10, 2016

By EDGAR

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re: Jupiter Gold Corporation
Draft Registration Statement on Form F-1
Submitted September 30, 2016
CIK No. 0001684688

Dear Mr. Reynolds:

Reference is made to your comment letter, dated October 27, 2016, to Jupiter Gold Corporation (the "Company" or "Jupiter Gold"), relating to the subject draft (the "Comment Letter"). Set forth below is each comment contained in the Comment Letter, in italics, followed by the Company's response thereto:

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Jupiter Gold has not engaged in selling or attempting to sell any securities to any potential investors and therefore does not have any such information. The only issuance of securities from Jupiter Gold has been to its parent company, Brazil Minerals, Inc.

Mr. John Reynolds
November 10, 2016

2.	It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

The draft has been revised by adding a subsection entitled "Emerging Growth Company Status" to the Prospectus Summary section.

3.
Given the relative size of the selling shareholder offering to your outstanding shares held by non-affiliates, the relationship of the selling shareholder to you, the circumstances under which the selling shareholder received the shares, and the amount of time that the selling shareholder has held the shares, it appears that the resale of securities is by or on behalf of the issuer. Under Rule 415, equity securities offered by or on behalf of the issuer cannot be sold in an "at the market offering" unless the offering meets the requirements of Rule 415(a)(1)(x). As it appears that you do not meet the transaction requirements for registration of a primary offering on Form F-3, you would have to include a price for the shares and disclose that the selling shareholder is an underwriter that will conduct their offering at a fixed price for the duration of the offering. Please refer to Securities Act Rule C&DI 612.09, available at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, for guidance. Please revise or provide your analysis as to why you do not believe this is an at the market offering.

The Company believes that the resale of Common Stock by Brazil Minerals, Inc. pursuant to an effective registration statement would not be "by or on behalf of Jupiter Gold." Jupiter Gold will not receive the proceeds of sale of Common Stock by Brazil Minerals, Inc. pursuant to the registration statement. The Company represents that when it issued shares of its Common Stock to Brazil Minerals, Inc. on July 27, 2016, the Company had no intention of filing a registration statement for an offering of Jupiter Gold Common Stock. In the revised draft the Company has reduced the number of shares of Common Stock for resale by Jupiter Gold pursuant to the registration statement from 340,000 to 140,000. As a result of such reduction the percentage of shares to be offered by Jupiter Gold Corporation out of all shares held by non-affiliates of the Company would be only 11.9%.

4.
In addition, we note that you do not have a market for your securities and the prospectus cover page refers to the selling shareholder selling at varying prices. Therefore, to the extent you are able to satisfy the comment above, the selling shareholders would only be able to sell at a fixed price until such time as you are quoted on the OTC Bulletin Board or other market.

Mr. John Reynolds
November 10, 2016

The cover page of the prospectus and the Plan of Distribution section of the prospectus have been revised to so indicate.

Prospectus Cover Page

5.	Please limit the outside cover page to one page as required by Item 501(b) of Regulation S-K. In addition, please include the page number of the risk factors as required by Item 501(b)(5).

This has been done.

Risk Factors, page 11

6.
You explain on page 20 that your plan of operations is dependent on the proceeds of this offering. Please include a risk factor that discusses the possibility that you may not raise enough proceeds from this offering to fund your operations.

A risk factor to such effect has been added on page 11.

7.
We note that Marc Fogassa, who has voting control of the company, is also the Chairman and CEO of Brazil Minerals, Inc., Jupiter Gold's largest shareholder. Please include disclosure relating to the potential conflicts of interest arising from Mr. Fogassa's role at Brazil Minerals here and in the management's discussion and analysis section.

A risk factor to such effect has been added on page 18, and a disclosure has been added to the management's discussion and analysis section.

8.
Please disclose whether your properties have been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

A risk factor to such effect has been added on page 11.

9.
Please disclose whether any of your officers or directors have visited your mining properties, and if so, when and for how long. If they have not visited your mining properties, please add related risk factor disclosure.

A risk factor to such effect has been added on page 11.

Mr. John Reynolds
November 10, 2016

Use of Proceeds, page 19

10.
The disclosure within the use of proceeds section operates under the assumption that you will sell all 1,000,000 shares of common stock. Please revise your disclosure throughout to discuss the uncertainty of raising the full offering amount and disclose your anticipated use of proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold. Also, discuss the use of proceeds if you raise less than 25% of the offering. Consider providing such information in tabular format.

The draft has been revised by adding a table and editing the content of the "Use of Proceeds" section.

11.
We note that you have allocated 75% of offering proceeds to working capital and general corporate purposes. Given the development stage of the company, please provide a more specific allocation of the offering proceeds. Please also specify the amount allocated to initial research on your mineral rights, strategic ventures and deposits to secure other projects.

The draft has been revised by adding a table and editing the content of the "Use of Proceeds" section.

12.
We note the disclosure that you retain broad discretion as to the allocation of the net proceeds from the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

       The draft has been revised by editing the content of the "Use of Proceeds" section.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 20

Plan of Operations, page 20

Gold Retrieval Units, page 20

13.	Please disclose the magnitude of revenues from operations that began in September 2016.

This information has been provided by editing the content of the "Gold Retrieval Units" section.

Mr. John Reynolds
November 10, 2016

Results of Operations, page 21

14.
The results of operations subsection cross-references the business section for details regarding the Company's plan of operations. We note that the business section provides disclosure regarding your GRUs and gold properties, but it does not include an operational plan. Please revise your management discussion and analysis to address your planned operations for the next twelve months as well as the budgetary requirements of these operations. Your plan of operations should specifically describe your plans for this time period and match these plans to anticipated budgetary needs.

A "Plan of Operations" section has been added starting on page 22.

Liquidity and Capital Resources, page 22

15.	We note that Jupiter Gold began generating revenue in September, 2016. Please update your liquidity disclosure to provide your cash balance as of the most recent practicable date.

The draft has been revised by adding the cash balance as of September 30, 2016 in the  "Liquidity and Capital Resources" section.

16.	Please provide the basis for your belief that funds generated from gold retrieved using GRU will be enough to sustain the company for the next 12 months.

The draft has been revised by editing the "Liquidity and Capital Resources" section.

Business, page 23

Mineração Duas Barras Ltda ("MDB"), page 24

17.
We note your first Gold Retrieval Unit (GRU) will be installed on the Mineração Duas Barras Ltda property and your revenues and/or future cash flows are highly dependent on this facility's successful operation. Please describe the location, access, equipment, and/or facilities at the Mineração Duas Barras Ltda property. This would include a brief description of the mobile equipment, infrastructure, and other facilities on site, describing the source for water and electricity.

Mr. John Reynolds
November 10, 2016

The draft has been revised by editing the "Mineração Duas Barras Ltda ("MDB")" section. We also edited the "RST Recursos Minerais Ltda ("RST") section.

Our Gold Properties, Page 25

18.
We note your reference to Item III.1 for details on the various mining property status levels. Please correct to IV.1 as found in your filing, or advise. In addition, please correct the spelling for "Requerimento de Pesquisa," and "Alvará de Pesquisa.

The draft has been revised by editing the "Summary of Mining Regulation in Brazil" section.

19.
Please insert a small-scale map showing the location and access to each significant mining property and/or Gold Retrieval Unit (GRU) location, as required by Industry Guide 7(b)(2) and the Instructions to Item 4.D. of Form 20-F. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments on EDGAR. We believe the guidance found in Industry Guide 7 and Form 20-F would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Mr. John Reynolds
November 10, 2016

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The draft has been revised by editing the following sections:
"I.3.1) Mineração Duas Barras Ltda ("MDB")" (2 maps added)
"I.3.2) RST Recursos Minerais Ltda. ("RST")" (2 maps added)
"II.1)  Paracatu Project -DNPM 831.883/2016" (1 map added)
"II.2)  Crixás Project - DNPM 860.807/2016" (1 map added)
"II.3)  DNPM 831.942/2016" (1 map added)
"II.4)  DNPM 880.133/2016" (1 map added)
"II.5)  DNPM 880.134/2016" (1 map added)
"II.6)  DNPM 880.135/2016" (1 map added)

20.
In your description of each exploration property, please provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

The draft has been so revised by editing the following sections:
"II.1)  Paracatu Project -DNPM 831.883/2016"
"II.2)  Crixás Project - DNPM 860.807/2016"
"II.3)  DNPM 831.942/2016"
And the part after "II.6)  DNPM 880.135/2016", which also refers to DNPM 880.133/2016 and DNPM 880.135/2016.

21.	It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

Mr. John Reynolds
November 10, 2016

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work and discuss their qualifications.

The draft has been so revised by adding the sections named "Exploration Program" and "Industry 7 Guide Compliance" at the end of each of the following sections:

"II.1)  Paracatu Project -DNPM 831.883/2016"
"II.2)  Crixás Project - DNPM 860.807/2016"
"II.3)  DNPM 831.942/2016"
"II.6)  DNPM 880.135/2016", which also refers to DNPM 880.133/2016 and DNPM 880.135/2016.

We have also added a new section named "Consultants" on page 51, with qualifications of our consultants involved in any exploration activities.

Please note that not all of the above requested information is applicable or available at this time for some or all of these properties.

22.
We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to your exploration and operational analytical procedures.

The draft has been so revised by editing the following sections:
"II.1)  Paracatu Project -DNPM 831.883/2016"
"II.2)  Crixás Project - DNPM 860.807/2016"
The information for the areas is not available as there is no preliminary exploration program for any of them.

23.
We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

The draft has been revised by adding the section entitled "Surface Disturbances And Contamination Issues for Our Properties" on page 47.

Mr. John Reynolds
November 10, 2016

Other Considerations about Our Business, page 31

Regulatory Information, page 32

24.	Please discuss in greater detail the material effects of government regulations on the company's business, as required by Item 4.B.8 to Form 20-F as referenced in Form F-1.

The draft has been revised by adding the section entitled "IV. 3) Material Impact of Government Regulation" on page 49.

Common Stock Ownership of Certain Beneficial Owners and Management, page 35

25.
Please provide the disclosure required by Item 6.E of Form 20-F as referenced in Form F-1 for the share ownership of any class of the company's voting securities. We direct your attention to the risk factor on page 18 regarding the voting control held by Mr. Fogassa through the series A preferred stock, which voted with the common stock. Please file as an exhibit any instrument defining the rights of the series A preferred stockholder. In addition, we note that Mr. Fogossa appears to be the beneficial owner of Brazil Minerals. Please revise to include the beneficial ownership of Mr. Fogassa of the shares owned by Brazil Minerals.

The table in the Common Stock Ownership of Certain Beneficial Owners and Management section has been revise accordingly. The Certificate of Designations, Preferences, and Rights of the Series A Convertible Preferred Stock will be filed as Exhibit 1.4 to the registration statement. Please note that Marshall Islands law does not provide for the filing of this certificate with any of such country's governmental authority. The certificate was approved by the Company's Board of Directors in a meeting held on July 27, 2016.

26.
For any options held by the shareholders listed in the table, please provide the title and amount of securities called for by the options, the exercise price, the purchase price, if any, and the expiration date of the options. See Item 6.E.2 of Form 20-F.

This information has been provided in the footnotes to the table contained in such section.

Mr. John Reynolds
November 10, 2016

Selling Shareholder, page 36

Please include the percentage of ownership of common stock prior to and upon completion of the offering. See Item 9.D.2. of Form 20-F.

The draft has been revised by editing the "Selling Shareholer" section.

Plan of Distribution, page 37

27.
We note that your plan of distribution provides disclosure relating to the selling shareholder's resale of common stock. However, you are also registering a self-underwritten "best efforts" primary offering. Please amend this section to include disclosure regarding the primary offering, including the name of the director selling on the Company's behalf. See Item 9.A and B of Form 20-F.

The Plan of Distribution section of the prospectus has been revised to provide the requested disclosure.

Exhibits

Exhibit 1.3, Bylaws

28.
We note that Article VI Section 7 of the Bylaws includes a fee-shifting provision. Please revise your registration statement to discuss the fee-shifting provision, including the types of actions subject to fee-shifting and whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). Also, add risk factor disclosure about how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. In addition, if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering, please add appropriate risk factor disclosure.

A risk factor to such effect has been added starting on page 15.

Mr. John Reynolds
November 10, 2016

29.
We note that exhibits 10.5, 10.6, were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

This has been done.

Signatures, page 50

30.	Please identify your controller or principal accounting officer. See Instructions to Signatures on Form F-1.

Marc Fogassa has been added as Principal Accounting Officer. We have so updated the table contained in the "Directors and Executive Officers" section and the signature block.

Very truly yours,

/s/ Marc Fogassa
Marc Fogassa
Chairman & CEO
Jupiter Gold Corporation

cc:  Ronald E. Alper, Esq.